

May 4, 2012

Fred Tomczyk
President and Chief Executive Officer
TD Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, Nebraska 68127

> **Re: TD Ameritrade Holding Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 18, 2011**
> **Form 10-Q for Quarterly Period Ended December 31, 2011**
> **Filed February 8, 2012**
> **File No. 001-35509**

Dear Mr. Tomczyk:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Financial Information about Segments and Geographic Areas, page 10

1.   We note your disclosure here and on page 78 that you primarily operate in the securities brokerage industry and have no other reportable segments. We also note your reference to your "client segments" on pages six and seven and that your management team is divided into the following divisions: Retail Distribution, TD Ameritrade Institutional, and Trader Group. Please explain what the client segments are as referred to in your

filing and if they correspond with the three divisions noted. If so, tell us how you determined these were one reportable segment under ASC 280.

Risk Factors

We rely on external service providers to perform certain key functions, page 13

2.   To the extent you are substantially dependent on any particular service provider, identify the provider and the services it provides and file applicable agreements as exhibits, and discuss the material terms of these agreements in the discussion of your business.

Our corporate debt level may limit our ability to obtain additional financing, page 17

3.   In future filings, please quantify your debt service obligations in this risk factor.

We have extensive relationships and business transactions with TD…, page 18

4.   In future filings, please quantify the amount of client assets that are shifted off your balance sheet under the insured deposit agreement. In addition, please describe and quantify the impact this has on your capital, capital ratios and capital returns.

Operating Expenses, page 36

5.   We note your disclosure on page 37 that you adjust your level of advertising spending in relation to stock market activity and other market conditions in an effort to maximize the number of new accounts while minimizing the advertising cost per new account. Please revise your future filings to explain in greater detail this relationship and how the stock market activity and other market conditions lower your advertising cost per new account.

Liquidity and Capital Resources, page 40

6.   We note your disclosure regarding Rule 15c3-1 and the impact that this net capital requirement may have on the available liquidity at your broker-dealer subsidiaries. Please revise your future filings to also disclose the impact that Rule 15c3-3 has on the available liquidity at your broker-dealer subsidiaries given that cash segregated for the benefit of customers may not be available as a general source of liquidity.

7.   We note your disclosure on page nine that you manage liquidity risk at both the subsidiary and holding company levels. In light of this fact, please revise your future filings to also discuss your liquidity management and any related liquid asset metrics at the subsidiary level.

8.   We note your description of your non-GAAP liquid asset metrics including "liquid assets- management target" and "liquid assets – regulatory threshold".   Please tell us and revise your future filings to more clearly explain the primary differences between these two metrics. For example, we note that your liquid assets using regulatory thresholds are significantly greater than those using management targets, specifically due to an increase in excess net capital from your broker-dealer subsidiaries. Please explain why this increased amount of excess net capital would only be available for corporate investing or financing activities under *unusual* operating circumstances. Please also provide more information about these regulatory thresholds – particularly at your introducing broker-dealer subsidiary.

9.   In addition, given the importance of liquidity to your operations, and the potential volatility of liquid assets on a daily basis, please disclose the average amounts of liquid assets during the periods presented.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 52

Securities Transactions, page 54

10.   We note based on disclosures provided throughout your filing that you provide sales incentives and discounts to your customers including free access to services that are normally available on a paid subscription basis. We also note your disclosure on page 54 that revenues related to securities transactions are recorded net of promotional allowances. Please clarify for us whether these promotional allowances refer to the free services mentioned throughout your filing. If not, please revise your future filings to disclose how you account for these free services and other discounts. Please also tell us how you considered the guidance in ASC 605-50-45-3 when determining that such promotional allowances should be reflected as a reduction in revenue rather than as an expense.

Education Revenue Recognition, page 54

11.   We note your education revenue recognition policy and that you sell investor education products separately and in various bundles that contain multiple deliverables. It is not clear how your stated revenue recognition policy for multiple-element arrangements complies with the amended guidance set forth in ASU 2009-13 which was effective for annual reporting periods beginning after June 15, 2010. Please address the following:

•   Tell us when you adopted the revenue recognition guidance set forth in ASU 2009-13, whether such guidance was adopted prospectively or retrospectively, and whether the adoption of this guidance had a material impact on your consolidated financial statements;

- Provide us with the information that was required to be disclosed in the year of adoption as set forth in paragraphs 1(c) – (e) of ASU 605-25-65; and

- Revise your future filings to update your revenue recognition policy for compliance with ASU 2009-13 and to provide the disclosures required by ASU 650-25-50-2.

Note 13. Earnings Per Share, page 69

12.   Please revise future filings to disclose securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Refer to ASC 260-10-50-1(c).

Note 15. Fair Value Disclosures, page 73

Valuation Techniques, page 77

13.   We note your valuation technique disclosures on page 77 for level two and three measurements. Please revise your future filings to provide more robust disclosure of your valuation techniques, including both the types of models used and the significant inputs to such models. Please also disclose whether any of your fair value measurements rely on broker quotes or independent pricing services, and if so, how such prices are validated. Finally, with respect to your interest rate swaps, please disclose how counterparty credit risk is factored into your fair value determination.

Note 17. Structured Stock Repurchase, page 78

14.   We note you entered into a structured stock repurchase agreement on August 20, 2010 and that the transaction settled during the first quarter of Fiscal Year 2011. Please respond to the following:

- Describe the specific terms of this repurchase agreement, including how the prepayment amount and number of shares to be delivered were determined, and explain why the majority of the prepayment amount was returned in cash upon settlement;

- Describe the fee structure included in the agreement that was paid to the investment bank counterparty;

- Explain in greater detail your business reasons for entering into this agreement and how the agreement lowered the average cost of acquiring your common stock after consideration of the fee paid to the investment bank counterparty;

- Provide your accounting analysis under ASC 815-40 supporting permanent equity treatment for this arrangement and address this more fully in your disclosures in future filings; and

- Provide a sample calculation as to how the terms of the forward repurchase contract operates upon settlement.

Note 18. Related Party Transactions, page 78

15.   We note your disclosure that the insured deposit account agreement (IDA) with TD has a term of five years beginning July 1, 2008 and is automatically renewable for successive five-year terms. We also note that either party can terminate the agreement with two years' prior written notice. Please revise future filings to disclose whether you or TD has exercised your termination right as of the period end.

16.   We note that your insured deposit account fees consist of a spread earned on insured deposit account balances less a 25 bps fee paid to the Depository Institutions as well as the cost of FDIC insurance premiums. Given that insured deposit account fees make up a significant portion of your net revenues, please revise your future filings (either here or within MD&A) to separately quantify the components of your insured deposit account fees (spread, flat fee, insurance premiums) for each period presented (preferably in tabular format).

17.   As a related matter, based on your disclosures on pages 78-79 it appears that the Depository Institutions are effectively paying a LIBOR-based interest rate on these deposits and the spread that you earn on these accounts is the difference between the LIBOR-based interest and the amount actually paid to clients. Please confirm that our understanding is correct and explain how the interest rate paid to clients is determined (i.e., is it set by the bank or linked to an index such as the federal funds rate).

Exhibits, Financial Statement Schedules

18.   Please tell us why, other than the registration rights agreement and the trademark license agreement, the related-party agreements described in the "Transactions with TD and TD Affiliates" section of your proxy statement are not filed as material agreements. In this regard, we note that insured deposit account fees from the insured deposit account agreement accounted for $205 million of revenue (approximately 31% of your net revenues) during the quarter ended December 31, 2011.

19.   The order granting confidential treatment for Exhibit 10.37 expired on November 30, 2011. Please refile the exhibit without redactions or provide an explanation as to why it is no longer a material agreement.

Form 10-Q for Quarterly Period Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Glossary of Terms, page 24

20.   In future Form 10-Q filings, please include the Glossary of Terms rather than referring investors to your website or Annual Report on Form 10-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lindsay McCord at (202) 551-3417 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director